Exhibit 99.1

AirMedia Sells 5% Equity Interest of its Advertising Business for RMB150 million

Beijing, China – April 7, 2015 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced that Beijing Shengshi Lianhe Advertising Co., Ltd., a variable interest entity in China, which it currently controls through contractual arrangements (the “VIE structure”), has entered into a share transfer agreement to sell 5% equity interest of AirMedia Group Co., Ltd. (“AM Advertising”) to Shenzhen Liantronics Co., Ltd, a company listed on the Shenzhen Stock Exchange (Shenzhen Stock Exchange Code: 300269) for a consideration of RMB 150 million in cash (the “Transaction”), which reflected the total valuation of AM Advertising of RMB3 billion.

The payment of the Transaction is expected to be completed within 10 working days of the completion of the share transfer.

AM Advertising is a consolidated affiliated entity of AirMedia. AirMedia will restructure AM Advertising for the Transaction. After the restructuring, AM Advertising will own and operate all AirMedia’s media business in airports and all the billboard and LED media out of the airports, excluding gas station media network. After the restructuring, all AirMedia’s other businesses, including but not limited to in-flight Wi-Fi business, on-train Wi-Fi business, digital TV screens on airplanes, and gas station media network will be transferred out of AM Advertising and not form part of the Transaction.

“Media companies have been enjoying higher PE multiples and valuation in China’s local stock exchanges. We believe the Transaction is a good way to increase our shareholder value. We have made exciting developments on our transformation into a leading in-flight and on-train Wi-Fi operator in China. We will continue to focus on our transformation, which, we believe, has a brilliant future for the Company,” remarked Herman Guo, chairman and chief executive officer of AirMedia.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega-size LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2020 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

About Shenzhen Liantronics Co., Ltd

Shenzhen Liantronics Co., Ltd plays a leading role in LED display industry, which provides system solutions for medium and high-end LED full color display products. As a state-level high-tech enterprise with registered capital of 73.58 million RMB and net assets of 500 million RMB, Liantronics is specializing in LED application products from developing, manufacturing, sales to service.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station, in-flight internet services and in-air multimedia platform or other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the six largest airports and four largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn